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CHESTER E. BACHELLER 813 227 6431 chet.bacheller@hklaw.com

April 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Jabil Circuit, Inc.
Registration Statement on Form S-4
Filed February 15, 2008
File No. 333-149278

Dear Ms. Jacobs:

I am writing on behalf of Jabil Circuit, Inc. (“Jabil”), in response to the comments set forth in your letter dated March 11, 2008 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form S-4

General

1.	We issued comments on your Form 10-K for the Fiscal Year Ended August 31, 2007 in a letter dated February 29, 2008. Those comments will need to be resolved prior to your registration statement becoming effective.

Securities and Exchange Commission

April 4, 2008

Response to Comment 1

Jabil acknowledges that it must fully resolve the Staff’s comments contained in its letter dated February 29, 2008 regarding Jabil’s Form 10-K for the Fiscal Year Ended August 31, 2007, prior to its registration statement becoming effective.

Comment 2

2.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Comment 2

Jabil advises the Staff that it is submitting herewith a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position contained in the no-action letters referenced above, and making the representations required by such no-action letters.

Comment 3

Cover Page

Forward-Looking Statements

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please remove the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment 3

Jabil proposes addressing this comment by replacing the phrase “which are made in reliance upon the protections provided by such acts for forward-looking statements” on page (i) with the phrase “which provide protections for forward-looking statements, however, please note that these protections do not apply to any of the statements made in this prospectus in connection with the tender offer.”

Securities and Exchange Commission

April 4, 2008

Comment 4

Terms of the Exchange Offer; Period for Tendering Old Securities, page 99.

4.	We note the disclosure on page 100 that you will return any old notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer. Please revise.

Response to Comment 4

Jabil proposes addressing this comment by replacing “as promptly as practicable after” with “promptly upon” on page 100.

Comment 5

Exhibits

Exhibit 99.1

5.	The letter of transmittal should not include language that may act as a disclaimer or waiver of rights. Therefore, please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read” or “understands” all of the terms of the exchange offer.

Response to Comment 5

Jabil proposes addressing this comment by deleting the last sentence “THE UNDERSIGNED HAS READ AND AGREES TO ALL OF THE TERMS OF THE EXCHANGE OFFER” at the end of the paragraph in all caps on the fourth page of the Letter of Transmittal.

* * *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 4, 2008

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s March 11, 2008 Comment Letter. If acceptable to the Staff, assuming that Jabil is able to resolve the Staff’s comments on its Form 10-K without needing to file an amendment to its Form 10-K, Jabil proposes making the slight modifications noted above by including those modifications in the prospectus it will file under Rule 424(b)(3) and the final form of Letter of Transmittal it uses, as opposed to filing a separate amendment to its Form S-4. Please advise if that is acceptable. Please also let us know if you have any questions about our responses.

Respectfully submitted,

HOLLAND & KNIGHT LLP

By:	/s/ Chester E. Bacheller
Chester E. Bacheller, Esq.

cc:	Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.